Filed by AK Steel Holding Corporation pursuant to Rule

425 under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: AK Steel Holding Corporation

Commission File No.: 001-13696

On December 3, 2019, members of management of AK Steel Holding Corporation (the “Company”) and Cleveland-Cliffs Inc. (“Cliffs”) held a conference call in connection with the announcement of a proposed transaction involving the Company and Cliffs. The following is a transcript of the call. A copy of the investor presentation that was referenced during the call was previously filed by the Company on December 3, 2019 on a Current Report on Form 8-K.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning, ladies and gentlemen. My name is Jack and I am your conference facilitator today. I’d like to welcome everyone to Cleveland-Cliffs’ Conference Call to discuss its announcement of its entry into an agreement to acquire AK Steel. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session.

The companies remind you that certain comments made on today’s call will include predictive statements that are intended to be made as forward-looking within the Safe Harbor protections of the Private Securities Litigation Reform Act of 1995. Although the companies believe that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially.

Important factors that could cause results to differ materially are set forth in each company’s reports on Forms 10-K and Forms 10-Q, and news releases, including the new releases announcing the acquisition, which is available on each company’s website.

Today’s conference call is also available and being broadcast at clevelandcliffs.com and aksteel.com where additional materials related to the transaction can also be found. At the conclusion of the call, it will be archived on each website and available for replay. Participating on today’s call will be Lourenco Goncalves, Chairman, President and CEO of Cleveland-Cliffs; Roger Newport, CEO of AK Steel; and Keith Koci, Executive Vice President and Chief Financial Officer of Cleveland-Cliffs.

At this time, I will turn the call over to Lourenco for his remarks.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Thank you very much and thanks to everyone for joining us on short notice in this exciting – on this exciting morning. I’m here in New York with Roger Newport, CEO of AK Steel, to discuss with you this momentous and transformative acquisition, involving two companies with nearly three centuries of combined history, they’re cornerstones of the American steel industry.

The most meaningful years in Cleveland-Cliffs’ 172-year history were the past five, when, under my leadership, we fought off the threat of extinction and won, regaining our seat at the iron and steel industry table. In a very dynamic and ever-changing steel market environment, we’re always on the lookout for opportunities to best optimize our strengths which are, among others, the world’s best iron ore pellets, a management team with a solid steel-making background, a deep understanding of the entire industry, and a proven track record of making money for our shareholders.

This brings me to today’s announcement. I have always had a deep admiration for AK Steel, the high quality of its workforce, its high-end product mix, and its R&D capabilities. The distinguished nature of AK Steel’s customer base is the envy of its industry peers. As a major supplier of the North American automotive industry, and one of the very few producers of electoral steels in the world, AK Steel already enjoys a position that other serious steelmakers only see as their distant aspirational goals.

Just like I did with Cleveland-Cliffs, prior to my arrival to the company in 2014, my team and I have been studying AK’s business for a long time. At this time, I’m excited to report that we have identified opportunities that we at Cliffs are uniquely able to implement at AK Steel. The nature of our two businesses allows Cliffs to maximize the potential of our differentiated iron ore assets, while building up on AK’s strengths and resolving the weaknesses that remain.

On top of all that, we’re acquiring AK Steel for a very attractive multiple of 5.6 times EBITDA, a type of value not usually available in the marketplace when an M&A target is a company of the caliber of AK Steel. Beyond price, this transaction truly creates a best-in-class company. Our respective assets are perfect complements to each other. The pellets that Cleveland-Cliffs supplies are tailor-made for the blast furnaces that AK operates, ultimately supporting the production of the highest grades of steel, as confirmed by AK’s meaningful position as a major supplier to the automotive industry, one of the most demanding steel consuming sectors in the United States and anywhere else in the world.

AK Steel already has this quality advantage over its competitors, and now, as a result of this transaction, we’ll have the leading margin among both integrated and EAF producers. More specifically, with the acquisition of AK Steel by Cliffs, on day one, we will deliver to Cleveland-Cliffs’ shareholders a pro forma Cliffs which possesses a superior product mix and commands a leading margin among all steelmakers in North America. As Roger Newport who should agree, having certainty for their own iron ore supply has been a strategic imperative for AK Steel for at least 30 years.

Going forward, there will be no more issues concerning either the reliability or the cost of the most important raw material to make steel, and that is iron ore. You can see on page 8 of our slide deck exactly what this transformation does for us relative to the peer group. With AK Steel brought into Cleveland-Cliffs, it moves from the middle of the pack to the top of the profitability ranking, and that is even before we start to explore the meaningful synergies we have already identified.

Another relevant point to be considered by our shareholders is that, by acquiring assets that have a significant exposure to the automotive industry, Cliffs is reducing the influence of volatile commodity indices that are part of our current pricing methodology for iron ore pellets.

As shown on page 9 of our slide deck, AK Steel’s 63% automotive share in the product mix is superior to all other major steel companies in the United States, in Europe and in Japan. While it’s undeniable that our past results have benefited from our exposure to the IODEX, spot hot-rolled steel prices in the United States and pellet premiums in Europe, we’ve recognized that these indices have never been and never would be under our direct control. Conversely, we believe that a more stable pricing methodology associated to long-term contracts directly and individually negotiated with each one of AK’s automotive clients should reduce volatility and support revenue stability going forward.

More specifically, commodity-grade hot-rolled coil price is not a proxy for our future business. We actually welcome the opportunity to become a player in the business environment of more predictable and reliable pricing mechanisms that come from annual higher margin business with the major automotive suppliers.

The transaction also solidifies the customer base for our pellets, which going forward will be defined in three groups: the shipments to our own blast furnaces; the internal sales to our Toledo HBI plant; and the minimum tonnage take or pay contracts we have in-place with select steelmakers. On that note, for most of my tenure at Cleveland-Cliffs, I have highlighted the trend of shifting market share in the domestic steel market from blast furnaces to EAFs. This trend supports our large investment in the Toledo HBI plant, where construction continues in full force and ahead of schedule.

That said, because of product mix and end market mix, AK Steel’s blast furnaces at Dearborn and Middletown are a lot less subjected to this threat of EAF supply than several other blast furnaces operated by other companies in North America. It is well-known that the EAF steel mills are expanding and building new facilities. However, not all blast furnace integrated steel mills are equal. Some are stronger, some are weaker. Equipment condition, access to competitive raw materials, geographical location, and product mix are, among several others, some of the most important differentiating factors among integrated steel mills.

We believe that at the end of the day the blast furnace companies that the EAF producers will end up taking market share from other ones that fit into one of only two types. One, the bottom feeders that produce almost exclusively commodity grades; or two, the blast furnaces owned and operated by companies that despite talking a good game have actually been neglecting for years and years proper and prudent maintenance to their plant equipment and related infrastructure.

AK Steel certainly does not belong to either one of these two very bad categories. In fact, we firmly believe that the two blast furnaces at Middletown and Dearborn will continue to consume 6 million long tons of our pellets for years to come. And the market and product specs that AK Steel has been supplier and will continue to supply as part of Cleveland-Cliffs are not even close to the market and specs the EAF steelmakers are hoping to capture.

There still is a trend of EAFs replacing weaker blast furnaces, another appealing feature of this acquisition is that it also presents a growth opportunity that will be unavailable to either AK Steel or Cleveland-Cliffs on a standalone basis. As part of our due diligence for this transaction, we have taken deep look at the Ashland, Kentucky blast furnaces which has been idled since 2015. Instead of considering the construction of a second HBI plant, we will now have the potential to produce pig iron in Ashland to expand our role as a producer and supplier of metallics to EAFs.

With minimum CapEx, we could potentially restart this blast furnace, returning employees to work, create another outlet for our pellets, and add another high margin products to our portfolio. Pig iron for consumption in electric arc furnaces is a very popular product in the United States, but the only current source are imports from Russia, Ukraine and Brazil. As soon as we develop this opportunity in Ashland, we can then offer our EAF customers currently enlisted to buy from Cliffs our domestically produced HBI, the possibility to also buy domestically produced pig iron. With complementary assets and the elimination of public company costs, we have already identified the due diligence $120 million in synergies, resulting from this deal, a significant value that goes right into the pockets of Cliffs’ shareholders and AK’s shareholders. These are year one synergies, cost reductions that we can achieve. Beyond that, we think there is more to uncover. But we need to be inside in order to quantify these additional gains. For now, the $120 million synergy amount is a number we are comfortable with.

One thing that has been clearly putting financial pressure on AK is the near-term nature of its debt maturities. As you can see from our slide deck on page 14 and 15, we intend to address and push out these maturities right away, maintaining our long runway once the transaction is closed. We already have the commitment from Credit Suisse to refinance AK’s ABL and 2023 notes, and we believe we will see significant reductions in interest expenses as we refinance AK’s near-dated notes. We have dealt with complicated balance sheet repair in the past, as you know, here at Cliffs. This situation is certainly not as complicated or dangerous as what we had to navigate through during my first two years with Cliffs. But our proving ability to execute all kinds of creative and sophisticated financial transactions in the capital markets will again be put to good use.

Transaction we announced this morning is leverage-neutral, I will repeat one more time, is leverage-neutral, and we remain very comfortable with our current and future balance sheet. Because of the stability of AK Steel’s earnings and cash flow, I like the credit profile of the pro forma company. In this industry, it’s always better to have less debt. So our top priority with excess free cash flow above dividends will be to opportunistically reduce our debt, starting with the ABL facility we are inheriting.

The administrative details of our transaction can be found in the materials we have published this morning, and I would just highlight a few important items. First, we are buying AK Steel in large part because of the quality of their customer base, their products, and their brands. The acquired company will continue to do business as AK Steel. Our combination gives AK the pellets and the balance sheet relief they need. But the name and what it means to their customers does not need any help.

And secondly, while the boards of each of our companies have unanimously approved the transaction, both companies will require a shareholder vote. To us, the benefits of this combination are obvious, and we believe both set of shareholders will feel this way as well, and will vote affirmatively to support the deal.

On that note, I’ll turn it over to Roger for his message before my closing remarks.

Roger K. Newport

Chief Executive Officer & Director, AK Steel Holding Corp.

Thank you, Lourenco. Good morning. This is an exciting day for AK Steel. I am pleased to join you to talk about this transformative transaction that we believe represents a compelling value proposition to AK Steel’s shareholders. This transaction will create a leading vertically integrated North American producer of value-added iron ore and next-generation steel products. The combined company will benefit from a strong balance sheet and improved cash flow generation, which will support innovation and growth for next-generation steel products. This transaction was carefully reviewed and analyzed by our board of directors and the executive management of our company. We fully support this merger and feel that it is an outstanding opportunity to further achieve our long-term strategy and accelerate the future growth of our company. AK Steel’s long-term strategy is to create shareholder value by commercializing our innovative steel products and services, driving further growth into new markets and downstream businesses, and transforming our operations to significantly improve our competitive cost position.

The combined company will be better positioned to execute on this strategy with enhanced cash flows from synergies and a stronger pro forma balance sheet. This will allow the combined company to deliver great value to our shareholders at a lower risk profile than AK Steel could have delivered on a standalone basis. We believe this transaction will also enhance research and innovation efforts for new steel processes and products especially with having a supply of high quality iron ore and other metallics. We believe this transaction represents a compelling opportunity for AK Steel shareholders as it provides them with exposure to a larger more diversified company that is better positioned to capitalize on growth opportunities to drive shareholder value. More specifically, AK Steel shareholders will receive shares in a premiere vertically integrated producer of value-added iron ore and steel products that is well-positioned to be a leader and grow in a very active and ever-changing marketplace.

I am confident that together we will be able to take advantage of growth opportunities faster and more fully than either company could have done on its own. With AK Steel’s 120-year heritage, which also began in Ohio, and its leading expertise in innovative steelmaking, AK Steel and Cliffs makes an excellent combination, which we expect will facilitate a seamless integration and deliver great value. The integration will be aided by the complementary businesses and the cultures of the two companies. While the expanded organization will be headquartered at Cliffs in Cleveland, Ohio, AK Steel will continue to maintain a strong presence at its current headquarters in West Chester, Ohio. We also continue to drive product and process innovation at our state-of-the-art Research and Innovation Center in Middletown, Ohio.

Another important factor is, both companies have a great reputation in the steel industry, and will continue to serve their existing strong, loyal client and customer base, and both companies will retain their corporate and well-known brand names. We look forward to continuing to provide AK Steel customers with innovative new steel products such as Next Generation Advanced High Strength Steels and Ultra High Strength Steels for automotive and other markets, and capitalizing on the potential of this transformative event to benefit our customers, our shareholders, our employees, and all of our constituents. We appreciate your support in the past and look forward to your support in the future with this great opportunity to create significant shareholder value.

Now, I’ll turn it back over to Lourenco.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Thanks, Roger. Finally, and before we go to Q&A, let me briefly send a final word to our employees and to our long-term shareholders. Differently from some other integrated steel companies, AK’s equipment and facilities are well-maintained. We are combining assets and workforces that are meant to be together; and under our management, should become a new benchmark in the industry. To do the deal, we are using our CLF shares as currency to buy AK Steel stock, and that will cause share count to increase. Despite of the share count increase, there is immediate accretion to earnings. This accretion means that each individual shareholder of Cleveland-Cliffs should be rewarded with higher earnings per share in the combined company than he or she would enjoy otherwise had we stayed unchanged as a standalone Cliffs.

Last but not least, on behalf of all members of the board of directors of Cleveland-Cliffs, I want to thank Roger Newport, Mike Michael, and all other members of the board of directors of AK Steel for their support throughout this entire process. We truly believe this is the best possible outcome for the shareholders of both companies, and we appreciate that you recognize this very early on. I know the historically importance of what we are doing and I am fully committed to not just continuing but to enhancing the legacy of both Cleveland-Cliffs and AK Steel.

With that, I will turn it over to the operator for questions.

QUESTION AND ANSWER SECTION

Operator: Certainly. [Operator Instructions] Michael Gambardella with JPMorgan, your line is open. Mr. Gambardella, your line is open. Your next question comes from Lucas Pipes with B. Riley FBR. Your line is open.

Lucas N. Pipes

Analyst, B. Riley FBR, Inc.

Hey. Good morning, everyone.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Good morning, Lucas.

Lucas N. Pipes

Analyst, B. Riley FBR, Inc.

Lourenco and team, I first wanted to ask a few more follow-up questions on the synergies side. Lourenco, would you be able to share the timing of the realization of those synergies? And if you could kind of break it up into the buckets, I think there the $40 million related to public company synergies, and then, I think the presentation also mentioned Ashland, kind of a little bit more color as to the buckets, and then also when we would see the timing of the realization of those various buckets? Thank you.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Thanks for the question, Lucas. The timing – the $120 million synergies that we are informing, they are year one synergies. So what means that after closing in the following 365 days, this $120 million of synergies will be realized. As far as the breakdown, I’ll ask Keith Koci to give you some color on the breakdown of the $120 million. Keith?

Keith A. Koci

Chief Financial Officer & Executive Vice President, Cleveland-Cliffs, Inc.

Yeah. The – as Lourenco mentioned, first, the $40 million is immediate with the, we call it, duplicative public company costs. And then, really in the next – the next $80 million is going to come from primarily a review of SG&A and some other costs, but you’re going to see other duplicative corporate costs, you’re going to see just really some duplicate overheads, we’re going to look at the supply chain and logistics areas. Even just to give a specific example, AK currently appropriately hedges their iron ore and there’s administrative cost for that, that’s just a cost that is no longer necessary with the combine company. So we’re going to find costs and we’ve already identified costs that were appropriate under a two-company structure that are no longer necessary with one company.

Lucas N. Pipes

Analyst, B. Riley FBR, Inc.

That’s very helpful. Thank you. And then, my second question is maybe taking a 30,000-foot view on this, and it looks like a vertical integration play. And Lourenco, how do you think this positions Cliffs better to weather the structural changes in the steel industry? I know you’ve commented on that a few times in your prepared remarks, but maybe you can address it again succinctly. But then also, if this is a vertical integration play in combination with your HBI development, is this the end of the road, or are we maybe in the middle of it having started with HBI? Thank you for your perspective.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Thanks for the question, Lucas. Look, first of all, we are not at the end of the road, not in the middle of the road, rather beginning of the road, and the road is the road for greener steel. We with AK Steel under our control and ownership, we are going to be able to perfect what is already much better in the United States than anywhere else in the world. If we already have the most environmentally compliant industry in the world and particularly a case still being well-maintained and integrated steel company using 100% of pellets in their burning for the blast furnaces is already a very green steelmaker, we are going to do even more because one of the things that we are going to do right away is develop the utilization of HBI in the blast furnaces of AK Steel. We’re going to start with Middletown, because Middletown has some past experience of using HBI. But the use of HBI is very well-known in the industry and has a very, very positive impact in two things. One is productivity, because we’re loading pretty much pig iron solids. So we don’t need to produce the pig iron, it’s already there, it’s just melt. And instead of loading carbon units, instead of loading coal, coke, so you load more iron units and load less carbon units, so your blast furnace becomes more productive, your chemistry will be narrowed down, and that will have a very good repercussion in the downstream operations of the BOF and the continuous caster.

So that’s one thing, and though we’re going to be meeting a lot less CO2 because we’re going to be loading a lot less carbon units inside the blast furnace by replacing coke with HBI. So that’s one thing, just to show that we’re in the beginning of the road. But as far as what we can do in the future, we are going to support the good EAFs. We are going to continue to make no mistake, we’ll continue to supply because the trend is our friend, and we will continue to sell HBI. And then, if and when we do Ashland to produce pig iron, we’ll supply pig iron. And the good EAFs will replace the bad integrated steel mills, we are going to survive. AK Steel is going to survive. How do I know so much that AK Steel is going to survive? Go to our slide deck on page 8. We are showing there our position in the last 12 months ending at the end of Q3. So last 12 months, September 30, 2019. AK Steel grows from 8.1% EBITDA margin to 15% EBITDA margin, or said another way, AK Steel grows from $98 of EBITDA per short ton of steel produced to $146 EBITDA per short ton produce of steel. So, it’s just by math using publicly released numbers. No synergies applied, no work done to improve productivity, no utilization of HBI in the blast furnace, no nothing, just by showing the numbers.

So we are [ph] now going to be mature (00:30:38) steel producer. We are going to be – as soon as we close, we are going to be the highest EBITDA margin, all included, integrated, EAFs, everybody, we’re going to be the highest EBITDA per ton producer in the United States. I think it’s a very good start, that’s why I’m telling you we’re at the beginning of a long road that will be extremely profitable for our shareholders.

Lucas N. Pipes

Analyst, B. Riley FBR, Inc.

I appreciate that, and best of luck, Lourenco and team. Thank you.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Thank you very much, Lucas. Appreciate it.

Operator: Phil Gibbs with KeyBanc Capital Markets. Your line is open.

Philip Gibbs

Analyst, KeyBanc Capital Markets, Inc.

Hello, Lourenco. Congratulations.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Thank you very much, Phil.

Philip Gibbs

Analyst, KeyBanc Capital Markets, Inc.

You’ve got pro forma debt right now about $4 billion, and I think pro forma interest is a little bit over $250 million. One of your points was that you thought that there was going to be meaningful interest savings. So my kind of two-part question here is, you have to refinance any of AK’s debt to finish this deal and what do you anticipate in terms of potential interest savings?

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Yeah. We’ll refinance this debt, because a portion we have to, a portion we don’t have to. But we will, because after five-and-a-half years, you know how I take care of my business. I tend to push out maturities. So current Cliffs has a four-year window with no maturities. And our weighted average cost of debt is 5% – 5.1%. Actually there is a slide on page 14 that shows that.

So when you add the existing debt of AK Steel, it’s very easy to get distracted the total amount of debt. Don’t worry too much with the total amount of debt. We have to worry of two things or three things. One, will they have revenues to support that debt? The answer is yes. The second one, what’s the profile of the maturities? Well, after we started working on our magic in terms of the current debt of AK Steel with the current maturities that’s showing on page 14 at the bottom part with a weighted average cost of debt of 7.2%.

Turn to page 15, that’s how AK Steel will look like. AK Steel will look like exact like Cliffs today. And we are going to have a four-year window and our maturities will be pushed back down to the future and the revenues now of the company pro forma approaching $9 billion. We have EBITDA of $1.2 billion or $1.3 billion. So we are in excellent shape with maturities pushed out. And, of course, we are going to refi this debt a lot cheaper. How do I say that? Well, just to be very specific, back to page 14, the security notes of AK Steel that are going to be refinanced $380 million maturing in 2023, they have a coupon of 7%. Our secured notes were issued at – in 2024 just for comparison, were issued at 4.875%, so four and seven-eighths, and they trade above par at [ph] 103, 104 (00:34:10), they are currently yielding to maturity 3.6%, 3.7%.

So it’s a no brainer that we’re going to lower the weighted average cost of debt of AK Steel to a number very similar, maybe equivalent to the current Cliffs with – again, I’ll emphasize that, with a volume of revenues that’s 4 times the current volume of revenues of Cleveland-Cliffs standalone.

And then comes the third point, I said three points, and I already mentioned two. So the third point is the quality of the revenues. These revenues are not going to be earned in the future. These revenues are actually under contract because 63% of the business is contracted with the automotive industry. So give or take, we have two-thirds of our revenues with clients that like contract, we like contracts too. We work well with contracts. Last time I renewed a contract for Cleveland-Cliffs was a big success, even though the Street believed that it would be a disaster. I’m talking about the renewal of the contract with ArcelorMittal for pellets we did in my first years with Cleveland-Cliffs. And that contract is in place, it will be in place through 2026. We’ll continue to take care of business for ArcelorMittal. We welcome ArcelorMittal as a client and, of course, we are going to compete in the marketplace, but it’s high level competition.

Neither one of us, AK Steel, Cliffs, AK Steel and ArcelorMittal belong to the two very bad categories; the bottom feeders and the ones that don’t take care of maintenance, you talk a good game. We are not that, we are going to take care of the business of integrated steel mills, and EAFs will continue to grow and we’ll supply them. Life is good.

Philip Gibbs

Analyst, KeyBanc Capital Markets, Inc.

Thank you for that, Lourenco. And then, on the side of Ashland, you had mentioned the potential to produce pig iron there in the future. What type of investment would that take to get the furnace up to shape, and then also, what type of capacity could that furnace have? Thanks.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Yeah. The capacity – we have a chart in our slide deck that shows that we have flexibility based on our existing 20 million tons of production for pellets. It’s on slide 11 of the deck. So you will see there. The blast furnace is a big one and we can go as high as 2 million tons, 2.5 million tons of pig iron. Are we going to get there? I don’t know at this point. We are going to introduce metallics in the marketplace the right way. The first [ph] metallic that the EAFs will buy furnace will be – to be (00:37:18) HBI. We’re ahead of schedule. We’re almost ready to start delivering HBI through these EAFs and I believe that the EAFs will be excited with a 3% HBI that we are going to – 3% carbon content HBI that we are going to be delivering to them.

Once this thing is totally consolidated, then it’s time to think about producing pig iron at Ashland. And it’s all about the business, it’s all about the profitability, it’s all about the relationship with the clients. So let’s see how things will develop with HBI, and then we will do or not pig iron at Ashland. It all depends on the clients. If the clients demonstrate interest and if the money is there for us to invest in bringing pig iron to Ashland, we’ll do it right away, we’d love to generate jobs there. You know how serious I am in terms of creating jobs and supporting middle-class and supporting manufacturing in the Midwest, and all these things. But the clients need to understand that we don’t work for free, and we have to earn our cost of capital. As far as capital, it will be something like $25 million to $30 million to produce pig iron in Ashland.

One last comment about that. We are the only ones among all that have already talked about pig iron, and my talk about pig iron in the future that has the real ability to do it. Do we know why? Because we have pellets. We have pellets and we operate out of a equipment that’s well-maintained. Some people are talking about a lot of things, but you know if they can take care of pipes, they will not be able to take care of anything, and it’s not Lucas Pipes, it’s pipe of water. So it’s hard to operate a steel mill if your operator have to swim to the workplace.

Philip Gibbs

Analyst, KeyBanc Capital Markets, Inc.

Amen. Thanks, Lourenco.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Thank you. Amen.

Operator: Alex Hacking with Citi. Your line is open.

Alexander Hacking

Analyst, Citigroup Global Markets, Inc.

Yeah. Good morning. Thanks for the call. First question will be, are there any asset sales that are possible here in order to accelerate de-levering, for example, AK Steel’s...

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Yes.

Alexander Hacking

Analyst, Citigroup Global Markets, Inc.

...downstream businesses? Thank you.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Absolutely. We are going to come to the company with a very open mind. There are a lot of things over there that are – things that could – we could have or not, it’s depending on a lot of things. It’s very difficult to make decisions and to show you a detailed plan at this point. It will be irresponsible to do that. However, between Keith Koci and myself, and Cliff Smith, my Chief Operating Officer, we have a lot of experience in dealing with this disconnected type of portfolio of assets. We did that at Cliffs, if you recall. We sold Chromite. We sold the joint venture for production of nickel. We sold Australia. We sold the co-assets.

So all these things you analyze. I’m not saying that we’re going to sell. We are going to analyze. We’re going to see if it makes more sense to keep or makes more sense to sell. If we decide that makes more sense to sell, we need to find a buyer that pays the value that we believe that is there. And then, we go from there. And that also includes the downstream business. This also includes brokering steel in Europe. That’s one thing that AK Steel does. There is a good size operation in Europe dealing with products that are not necessarily products produced by AK Steel. So there is a bunch of things, but these are all ancillary things. And again, between Cliff Smith, Keith Koci, Traci Forrester, and myself, we have a lot of experience on addressing that right away, and we will do.

Alexander Hacking

Analyst, Citigroup Global Markets, Inc.

Okay. Thanks. And then, a second question, if I may. Could you discuss the potential of transfer pricing policy for pellets? Like, one concern could be that Cliffs’ pellets are going to be used to subsidize negative free cash flow in steelmaking at certain points in the cycle. Thanks.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Well, it’s our company after we close. So we can do whatever we want at the end of the day. But that’s not the intent, that’s not the goal, and we – that’s not what we normally do within our company today. So it’s the – one should not expect that to happen in the future. But whatever we do, it will not be different from others in the marketplace that already have pellets, for example, U.S. Steel has pellets, and U.S. Steel transfer pellets to their steel mills. ArcelorMittal has pellets out of Hibbing and out of Minorca, and they do the same.

So we’re going to basically replicate what ArcelorMittal does out of Minorca and Hibbing. And what U.S. Steel does out of [indiscernible] (00:42:41), the difference is that we are 100% self-sufficient, and we have a lot more production to sell to other clients, and I don’t – I can’t miss an opportunity to stress that. These clients are tied to us to – by contracts that are in place, and will continue to be in place, and they are happy with the performance of the pellets, we are happy with their performance as clients, and life will be fantastic. Our profitability – I will remind you on page 8 of the deck, our profitability – pro forma without the synergies last 12 months, end of Q3, already positioned the pro forma AK Steel-Cliffs at 15% EBITDA margin, which is higher than any other steelmaker in North America including EAFs and integrated steel mills. So we are in good shape.

Alexander Hacking

Analyst, Citigroup Global Markets, Inc.

Okay. Thank you and best of luck.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Thank you.

Operator: Matthew Fields with Bank of America Merrill Lynch. Your line is open.

Hey, guys. [indiscernible] (00:43:53) here on for Matt Fields. With regards to SunCoke, any change in that contract until there is renewal and any thoughts on our renewal with them? Thanks.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Yeah. We are not going to discuss specifics right now like that. But at this very moment, before closing, it’s business as usual. And, of course, there is no change at this very moment. And I do not anticipate at this point any change in terms of any type of relationship with any vendor, particularly with SunCoke with whom we have a joint venture, and we have an excellent relationship both at the corporate level and also at a personal levels, CEO of SunCoke, Mike Rippey was an old friend of mine. And we are going to be discussing, but with a very good and partnership mentality going forward and analyze in a more holistic way including our own assets with coal and coke production.

Great. Thanks. Congrats on the transaction.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Thanks, [indiscernible] (00:45:00).

Operator: Timna Tanners with Bank of America Merrill Lynch. Your line is open.

Timna Beth Tanners

Analyst, Bank of America Merrill Lynch

Hey. Good morning, Lourenco. How are you?

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

I am good. I’m waiting for the Armageddon.

Timna Beth Tanners

Analyst, Bank of America Merrill Lynch

We can wait.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

It’s coming. When is it coming?

Timna Beth Tanners

Analyst, Bank of America Merrill Lynch

Yeah.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

When is it coming? I need to write my will.

Timna Beth Tanners

Analyst, Bank of America Merrill Lynch

Well, it’s laid out clearly in our research. We got a couple years. We have a...

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

All right.

Timna Beth Tanners

Analyst, Bank of America Merrill Lynch

...couple fixed follow-up questions. So I didn’t hear you talk as much about the EAF at Butler. So it sounds like there could be some synergies there. Any plans for the stainless electrical steel part of AK’s operations?

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Timna, I like the electrical steels. I know there are challenges associated with electrical steels, basically associated to dumping and Mexico being used as a platform for transhipment. It’s like a half-baked USMC – I can’t say that name. The new NAFTA, USMCA.

Timna Beth Tanners

Analyst, Bank of America Merrill Lynch

MCA.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Yeah. Well, USMCA thing that was never approved in Congress, but the tariffs were removed. So electrical steels is under pressure right now. No doubt about it. However, electrical steels – very few companies are able to produce electrical steels in the world. AK Steel is one of them. That’s number one.

Number two, electrical steels is aspirational for a bunch of people. I hear companies that say, oh, in the future I’m going to produce electrical steels. Be my guest, it’s not easy, it takes a lot of technology, takes a lot of equipment, takes a lot of expertise. AK Steel has it and AK Steel is not sharing that expertise with any one that is aspiring to become an electrical steel provider. So at the end of the day, I believe that the biggest problem for electrical steels right now is commercial, and that’s a thing that I love to address, I love to address. Electrical steels, I believe, will have a good future inside AK Steel even though it has been challenged at this time, under the current standalone AK Steel footprint.

Timna Beth Tanners

Analyst, Bank of America Merrill Lynch

Okay, great. And then, the other two questions, one, I thought following up on Phil’s question that Ashland’s acquired a – some bigger investments when AK used to talk about realign or some bigger investment there. So just want to make sure I understood that, and in accordance to your comments about investing properly in blast furnaces.

And then final question is just on the pension. And underfunded pension and healthcare combined we have I think at $900 million as of last update. Is there any chance to address that or is that in your evaluation?

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Yeah. So to start with Ashland, of course, Ashland needs to – investment, I mentioned the number $25 million to $30 million. But as far as we know and as far as we could learn from AK Steel’s management, at this very point, there is no need for a realign of Ashland particularly to produce pig iron that has a different type of behavior for the blast furnace then to produce more sophisticated steels. So I’m not anticipating at this point that we are going to have to realign the blast furnace at Ashland in order to be able to produce pig iron. That’s number one.

Number two is that, we’ll always look at Ashland as a producer of pig iron. Again, couple things. One, is the market bearing more metallics, yes or no? If the answer is yes, so we keep going. Is the market willing to bear with the price, the cost of doing a major repair including a realign that again I’m saying at this point the information we get that there’s no need for realign, or will the market bear the investment and will Cleveland-Cliffs be able to get the return on invested capital to do that, yes or no? I’m not going to do anything to lose money. Timna, you known me for a while. I’m not known for losing money, I’m known for making a lot of money everywhere I go. Remember, when we stopped covering Cleveland-Cliffs because our market cap was too low, it was like a – stock price was like $2. So we missed the way up. And you know right now it’s a lot more. So you could have written a lot of good reports about Cleveland-Cliffs.

So you’re having a second chance. We normally don’t have second chances in life. So, good luck to that. Armageddon is probably 50 years away. As far as the pension, it’s time for research analysts and other spreadsheet folks to stop treating pension as debt, because pension is not debt. Debt is a bond that has a maturity. There’s a day that you have to go there and pay. It’s like a mortgage in your house, that’s debt. Your credit card debt that you have to pay or roll, that’s debt. A pension is an actuarial liability that takes 40 to 50 years to take care of. So if you treat pension like debt, plain and simple, you are wrong. Keith Koci is going to say something else...

Keith A. Koci

Chief Financial Officer & Executive Vice President, Cleveland-Cliffs, Inc.

Yeah.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

...about this pension.

Keith A. Koci

Chief Financial Officer & Executive Vice President, Cleveland-Cliffs, Inc.

Yeah. We obviously looked at and it’s already factored into the valuation. We – AK has done a tremendous job over the last five years in bringing down the pension liability on the books. Cliffs has $200 million which is very small, very manageable. So the combined company, even at $900 million, with the kind of scale that we’re producing, with this combination and with the kind of free cash flow, we expected for a while, and also the – kind of the capital structure that we’re putting in-place, we don’t see this is going to be an issue at all. We just – we don’t really feel it’s going to be anything part of other than just ordinary cash flow, and we just don’t see it as an issue.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

So, Timna, long story short. Blast furnace will continue to give away share to EAFs. The trend is real. However, the blast furnace will not be written off. They were not going to be extinct. They will continue to exist, not all. You are going to continue to see every now and then a blast furnace going out of business, and a new EAF come into operation. We know that, that’s why we built HBI when we didn’t have any other alternatives to produce metallics feedstock for EAFs. But right now, we have plenty of opportunities even to produce pig iron to add to HBI, we can do more HBI plants, very little chance to do that having Ashland is standing by. But – so the trend is good. However, our business will stay. AK Steel will survive. And I will make sure that AK Steel will survive.

From the metallurgical standpoint, EAFs are still years and years and years away from producing even close to the level of sophistication, the level of quality that AK Steel can produce. And I’m a metallurgical engineer, you know that, and I would never ever embark in this type of adventure if I did not have the conviction that I’m buying something that has a long runway in terms of the ability to continue to profitably produce the type of products that AK Steel already produce. We’re going to make more money doing the same things. We’re going to do more things to make more money, and that’s all about money, money, money, money, money, that’s the way it works.

Timna Beth Tanners

Analyst, Bank of America Merrill Lynch

Yeah. Thanks for that.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Any other questions, Timna?

Timna Beth Tanners

Analyst, Bank of America Merrill Lynch

No. Thank you. Have a good one. Thanks.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Nice to hear your voice again. I thought I have to just meet in heaven after all of us were extinct. All right. Operator, back to you.

Operator: Michael Gambardella with JPMorgan. Your line is open.

Michael F. Gambardella

Analyst, JPMorgan Securities LLC

Yes. Good morning, Lourenco.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Good morning, Mike. Are you in the West Coast now?

Michael F. Gambardella

Analyst, JPMorgan Securities LLC

No, no. I’m in the East Coast.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

No. Because operator called you, but you did not reply. You were first in line. So I thought...

[indiscernible] (00:53:53)

Michael F. Gambardella

Analyst, JPMorgan Securities LLC

Yeah. My line has been discontinued – disconnected right before you picked up.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Yeah, they do that in my call with people that have a price target of $7 that has never materialized, one single day since you wrote your price target, so how come no-timer like you do something so bad, so me and so out of whack.

Michael F. Gambardella

Analyst, JPMorgan Securities LLC

Well, at least I was...

[indiscernible] (00:54:17)

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Just kidding, Mike. Go ahead. Ask your question.

[indiscernible] (00:54:20)

Michael F. Gambardella

Analyst, JPMorgan Securities LLC

Lourenco, I didn’t think you are getting bored so early after fixing Cliffs, finding a new project to work out. But my question really is, Cliffs, as we all know, has a great story and a great competitive position being protected by the St. Lawrence Seaway in terms of protecting it from foreign iron ore and pellets coming into the market place. And that – everyone knows that, and you have a great story, and that is a significant part behind your high profit margins at Cliffs.

But my question is, when you talk about AK having high profit margins, I mean, that’s on the back of the competitive position of Cliffs, and you are getting paid for that high profit margin at Cliffs with a higher multiple than AK. My question is, how do you stop the dilution on your multiple of the combined company from occurring over time, because you basically – you have this high margin at Cliffs and you’re transferring it over to AK, but then you’re losing that multiple on that business that you’re – you’re losing the margin on the Cliffs business that had the high margin on those tons that you’re selling over to AK now?

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Yeah. This is your view and I respect that. It’s not my view certainly. We actually are not transferring anything, because in the – what I’m showing here on page 8, I’m just moving on the slide of the left side from right pocket to the left pocket. And when you – you have AK Steel going from $98 – EBITDA dollars per ton to $146 per ton. It’s just moving money from a pocket to another. So it’s just showing how it is.

I have never been compared to any minor, and I can’t be, because the Great Lakes are a blessing, but they are also a curse. The blessing is that I am inside. So outsiders can’t come in. So you know that. Rio Tinto, BHP, Vale, they can try as much as they can even if they were producing pellets, but regardless that Australians don’t produce pellets, Brazilians do, they can’t come here, they can’t sell here, even from Eastern Canada they have enormous logistics disadvantage, so that’s the blessing.

The curse is the fact that I’m limited by the size of the market, and I’m limited by my own minds. So there is no growth for Cleveland-Cliffs. So that’s the growth for Cleveland-Cliffs. And the same that what I’m doing is unfair, well, that’s exactly what other steel mills that are self-sufficient in pellets do, and nobody penalize them for that. So it’s totally unfair because as a pellet producer, as a mining company, I have never benefited from the fact that I was a mining company because – and rightfully so.

I was always compared with the steels. So now I’m a steel company, okay. So let’s compare me with a steel company. And who are the profitable ones? The EAFs, I’m already showing that pro forma we are better. And is this unfair? No. So if I’m compared with the EAFs that are less profitable than me, and I’m going to tell right now, I’m going to give them a run for their money. We are going to continue to grow our profitability. We are going to beat them quarter after quarter after quarter after quarter because that’s how I am. I’m going to be competitive and I know I’m finding a company that is craving to get better. The employees of AK Steel, they want that challenge, and we’re going to tackle that challenge together.

So we’ll continue to grow profitability, and we’re going to go from 15% EBITDA margin to 20% EBITDA margin. And you are telling me that you’re going to penalize me on my multiple. You’re going to make me really a big shareholder of Cliffs, because I’ll continue to buy stock. And you know that I do that. I know that – you know that I buy stock. I’ll continue to buy stock. Make the stock price cheap, I’ll buy stock. Make the stock quite cheaper, I’ll buy more stock. And I’m not going to sell stock because I have enough money to keep buying and not selling. And I’m not bored. That’s what I do for living. That’s what I do to keep myself important to the most important country in the world, that’s the United States of America. We have a mission. The mission is to bring manufacturing back to the United States. I could not have done that with Cleveland-Cliffs alone, with AK Steel we have a shot.

How do I know that we are protected? Use the word protected. We are protected not by the Great Lakes, we’re protected by knowhow. We are protected by technology. We are protected by the ability to produce steels that others will talk the good talk, talk the good game. But it’s only aspirational and they need to start moving the goal post for the future, for the future, for the future, and they will never get there.

Price wars with clients, don’t work with me. If my market share is 63%, I have a lot to play with. You remember Metals USA, we transformed a small shrinking and unprofitable service center company into a real deal, very profitable, very strong, to the point that we were able to sell for a very good multiple, just to use what you referred to.

So let’s keep an open mind. What we’re doing here is growth. And this growth is coming from a place that nobody was expecting. Well, that’s what I also do for living. So enjoy.

Michael F. Gambardella

Analyst, JPMorgan Securities LLC

Okay. Lourenco, one follow-up. Do you think there is a possibility in the future that there’ll be an excess of scrap substitutes, if U.S. Steel, which is the only other player in the North American market and the Great Lakes that has a lot of iron ore pellets, if they’re downsizing their steel – their blast furnace steel production with this Big River transaction, do you think they could eventually become a seller of pig iron in the North American market?

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Yeah, of course. They can do whatever they want. They don’t even need to wait for the close of Big River. They can start today. They just shut down downstream and produce pig iron. They have blast furnaces. While they don’t shutdown downstream and produce pig iron, anyway they can do whatever they want. It’s a free country.

Michael F. Gambardella

Analyst, JPMorgan Securities LLC

Right. No...

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

And we are here to compete. As far as excess of scrap substitutes, now we’re getting ahead of yourself, because right now there’s a big shortage, enormous shortage. The metallics imported to this country are 6.5 million metric tons a year, Mike. So we are going to be with HBI taking care of less than half of what’s important. If and when we do Ashland, we’re going to have an added 2 million, let’s call it. So now, instead of three or instead of – actually I said three HBI will be 1.9 million tons, we use 3 million tons of pellets, but the nominal capacity for HBI is 1.9 million tons, so let’s go two. So two of HBI plus two of Ashland is only four. And Ashland we don’t know yet if and when Ashland will come. So, so far, it’s 2 million tons of HBI in a market that’s 6.5 million tons. So we are far from being oversupplied. So U.S. Steel have a lot of room to produce. And others that announced, they don’t even have pellets, but they announced that they’re going to produce pig iron. That seems to be a losing proposition for me. But like I said, it’s a free country, everybody is free to lose money, and we are going to make money.

Michael F. Gambardella

Analyst, JPMorgan Securities LLC

Thank you, Lourenco. Good luck.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Thank you, Mike. We’re doing a price target. We can bet for you.

Operator: Arjun Chandar with JPMorgan. Your line is open.

Arjun Chandar

Analyst, JPMorgan Securities LLC

Good morning. Thank you. Just wanted to ask a question with regards to the balance sheet, in the slide 14 where you outline the – or sorry, slide 16, where you outline the financing strategy in place to address the AK Steel debt, specifically with the 2021s, can you provide some color around the potential timing of refinancing those notes in the unsecured market?

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Yeah. I’ll – Keith Koci will answer to that. Keith, please.

Keith A. Koci

Chief Financial Officer & Executive Vice President, Cleveland-Cliffs, Inc.

Yeah. The plan is to do it in conjunction with the rest of the financing. If the market is right for, we’ll do it. If it’s not, we’ve got other ways of dealing with the 2021s. But they are callable at par, so we can call them, we can exchange them, we can refinance them, we have options, and we’ll determine our best course of option when the time comes.

Arjun Chandar

Analyst, JPMorgan Securities LLC

And presumably that would be on the back of closing the transaction in the first half of 2020?

Keith A. Koci

Chief Financial Officer & Executive Vice President, Cleveland-Cliffs, Inc.

Yes. That’s correct.

Arjun Chandar

Analyst, JPMorgan Securities LLC

Thank you.

Operator: Andreas Bokkenheuser with UBS. Your line is open.

Andreas Bokkenheuser

Analyst, UBS Securities LLC

Well, thank you very much. Most of my questions have been answered. But I wanted to ask one question from a very overall macro point of view. If we look at the global steel cycle where it is at the moment and think about over the last 15, 20 years, a lot of steel demand, a lot of [Technical Difficulty] (01:05:06-01:05:11).

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Hello? I think his line has dropped.

Operator: There are no further questions at this time. I’d like to turn the call back over to the presenters.

C. Lourenco Goncalves

Chairman, President & Chief Executive Officer, Cleveland-Cliffs, Inc.

Sorry, the UBS gentleman, his line has apparently dropped and we’re unable to receive the rest of the question here. So thank you again for joining this morning. Unfortunately, Wall Street sells first and thinks later. So this is the first step toward thinking. So I hope that what we explain here today will help the process. We understand it’s a long process. And we understand that it’s a lot – a lot to take in in a short period of time. This is not something that came out of the blue. We have been thinking about opportunities to grow Cleveland-Cliffs in several different directions. And I took the easiest and more conservative approach possible. This is exactly in our wheelhouse. We know how to do this financial fixings. We know how to integrate companies. We believe that we have a way of doing good work with our workforce. We work very well with the unions, and we are going to create a company that will be the envy of the industry here in the United States. It’s a big task. I can’t do it alone. I have a very, very good team working at Cleveland-Cliffs. And I can’t wait to call the AK Steel, Cleveland-Cliffs’ employees, they’ll all be very welcome to the family and we are going to work together; and together, we will create the best and most important steel company in North America.

Thank you very much for your time this morning. It’s all for now. By now.

Operator: This concludes today’s conference call. We thank you for your participation. You may now disconnect.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction involving AK Steel Holding Corporation (“AKS”) and Cleveland-Cliffs Inc. (“CLF”), CLF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of AKS and CLF, which also constitutes a prospectus of CLF. AKS and CLF may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that AKS or CLF may file with the SEC. The definitive joint proxy statement/prospectus will be sent to the stockholders of AKS and the shareholders of CLF. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by AKS or CLF through the web site maintained by the SEC at www.sec.gov. Documents filed with the SEC by AKS will also be available free of charge on the AKS website at www.aksteel.com or by contacting AKS’s investor relations department at the below address. Documents filed with the SEC by CLF will also be available free of charge on CLF’s website at clevelandcliffs.com or by contacting CLF’s investor relations department at the below:

AKS	CLF
(513) 425-5215	(216) 694-6544

Participants in the Solicitation

AKS, CLF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AKS’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is set forth in AKS’ Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 15, 2019 (the “AKS 10-K”), and its proxy statement filed with the SEC on April 10, 2019. Information regarding CLF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is set forth in CLF’s Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 8, 2019 (the “CLF 10-K”), and its proxy statement filed with the SEC on March 12, 2019. Additional information regarding the interests of these participants and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Free copies of these documents may be obtained from the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements reflect AKS’s and CLF’s current beliefs and judgments and are not guarantees of future results or outcomes. Forward-looking statements are based on assumptions and estimates that are inherently affected by economic, competitive, regulatory, and operational risks and uncertainties and contingencies that may be beyond AKS’s or CLF’s control. They are also subject to inherent risks and uncertainties that could cause actual results or performance to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include (i) the completion of the proposed transaction on the anticipated terms and timing or at all, including obtaining shareholder and regulatory approvals and anticipated tax treatment, (ii) potential unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, economic performance, indebtedness, financial condition, losses and future prospects, (iii) the ability of CLF to integrate its and AKS’s businesses successfully and to achieve anticipated synergies, (iv) business and management strategies for the management, expansion and growth of the combined company’s operations following the consummation of the proposed transaction, (v) potential litigation relating to the proposed transaction that could be instituted against AKS, CLF or their respective directors, (vi) the risk that disruptions from the proposed transaction will harm AKS’ or CLF’s business, including current plans and operations, (vii) the ability of AKS or CLF to retain and hire key personnel, (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction, (ix) uncertainty as to the long-term value of CLF’s common stock, (x) continued availability of capital and financing and rating agency actions, (xi) legislative, regulatory and economic developments and (xii) unpredictability and severity of catastrophic events, including acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Other factors that may present significant additional obstacles to the realization of forward looking statements or which could have a material adverse effect on AKS’ or CLF’s respective consolidated financial condition, results of operations, credit rating or liquidity are contained in AKS’s and CLF’s respective periodic reports filed with the SEC, including the AKS 10-K and CLF 10-K. Neither AKS nor CLF assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by applicable law.